Exhibit 4.25

EMPLOYMENT AGREEMENT

This is an Employment Agreement (the “Agreement”), dated September 11nd, 2003, entered into by and between MAYORS JEWELERS of Florida INC. (hereinafter referred to as “EMPLOYER”), and JOHN C. ORRICO (hereinafter referred to as “EMPLOYEE”).

RECITATIONS

WHEREAS, EMPLOYER is engaged in the business of operating a chain of retail stores, a corporate sales division and is a jewelry manufacturer. EMPLOYER is specialized in jewelry, timepieces, china, crystal and giftware (the “Business”);

WHEREAS, EMPLOYEE declares that he possesses an expertise in the fields of merchandising, manufacturing and operations of a jewelry chain;

WHEREAS, EMPLOYEE declares (complete with the list of diploma) and not being prevented from working as such;

WHEREAS, EMPLOYER wishes to employ EMPLOYEE as Group Vice President, Supply Chain Operations and the EMPLOYEE is willing to accept such employment on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, IN CONSIDERATION OF THE MUTUAL PROMISES AND AGREEMENTS HEREIN SET FORTH, THE PARTIES HERETO ACKNOWLEDGE AND AGREE AS FOLLOWS:

TERMS

1. Employment: EMPLOYER hereby employs EMPLOYEE as its Group Vice President, Supply Chain Operations, and EMPLOYEE hereby accepts such employment, upon the terms and conditions set forth in this Agreement.

2. Term: EMPLOYEE’s employment shall commence on the date of this Agreement and continue until terminated by either party pursuant to the terms of Section 12.

3. Duties:

(a) EMPLOYEE shall be employed by EMPLOYER as its Group Vice President, Supply Chain Operations and shall devote his full-time efforts to the business of EMPLOYER. EMPLOYEE’s specific duties shall include, but are not limited to, the following:

•	Re-organizing and integrating the Merchandising Supply Chain Operations and developing a Supply Chain Organization of EMPLOYER and its affiliates;

•	Developing, organizing and managing all the factory locations of the EMPLOYER and its affiliates and responsible for internal and external manufacturing of all merchandise;

•	Managing Inventory levels in partnership with the Central Merchandising Office;

•	Developing, setting-up and supporting the implementation of quality control standards;

•	Supporting, developing, and training the employees under his authority in a manner to best serve EMPLOYER’s interests;

•	Maximizing EMPLOYER’s opportunity through a positive liaison with other members of Senior Management and specifically the COOs, the Group Vice-President-Marketing and the Creative Director to ensure the efficient and amicable operations that support the EMPLOYER’s (and its affiliates) best interest;

•	Undertaking to perform or prepare presentations, studies, special projects, and/or reports as required on occasion by the Senior Vice Presidents and Chief Operating Officers;

•	Participating in the preparation and periodical revision of the EMPLOYER’s (and its affiliates’) Profit Plan and EMPLOYER’s Strategic Plan;

•	Supporting the overall development of the EMPLOYER and its affiliates as well as its Vision, Mission, and Guiding Principles; and

•	Performing any other duties reasonably required of him by EMPLOYER the whole in accordance with the Strategic Plan of the Company and within the limits set by the annual Profit Plan;

(b) EMPLOYEE agrees that he shall provide his services to EMPLOYER primarily in North America (mainly Florida and Canada) on a full time and exclusive basis. EMPLOYEE further acknowledges and agrees that he will be required to travel extensively, primarily in the United States and Canada, as business requires, and represents that nothing prevents him from traveling abroad. The EMPLOYEE may be required to be based in the United States of America or in Canada. The Employer agrees that he will pay or reimburse all pre-approved travel expenses according to the Company travel policy.

4. Compensation and Stock Options :

4.1 During the term of this Agreement, EMPLOYER agrees to pay EMPLOYEE an annual base salary of US$200,000, which will be paid to EMPLOYEE in 26 bi-weekly installments, in arrears on the last day of each month.

4.2 In addition to the base salary and subject to the EMPLOYEE being an employee of the EMPLOYER at the end of any given fiscal year, the EMPLOYEE shall be entitled to participate in any management bonus plan offered to other members of the management team; the existence of a management bonus plan and the terms, conditions, and criteria of any management bonus plan, including the amounts of bonuses, shall be determined at the sole discretion of the President and Chief Executive Officer and the Senior Vice President and Chief Operating Officer of EMPLOYER. A separate bonus letter will be sent to the EMPLOYEE on a yearly basis, outlining the specific terms and conditions of the bonus plan. The target bonus is 35% of the yearly Base Salary. The primary factors in determining the bonus payment, if any, will be set in the yearly letter and in accordance with the Mayors and Affiliates’ Performance Bonus Plan. The final amount of the bonus, if any, will be determined at the discretion of the President and Chief Executive Officer.

4.3 Subject to the Mayors Board of Directors approval and the provisions of the EMPLOYER Stock Option Plan, the EMPLOYEE will receive an initial allocation of stock options allowing the EMPLOYEE to purchase 50,000 shares of the EMPLOYER with an exercise price per share equal to the closing price on the date the options are approved by the Board of Directors. Subject to the Henry Birks & Sons Board of Directors approval and the provisions of the Henry Birks & Sons Stock Option Plan, the EMPLOYEE will receive an initial allocation of stock options allowing the EMPLOYEE to purchase 5,000 non-voting common shares of the Henry Birks & Sons with an exercise price per share equal to the closing price on the date the options are approved by the Board of Directors.

5. Benefits: EMPLOYEE shall be entitled to four weeks paid vacation per calendar year on a prorated basis based on the amount of time EMPLOYEE has been employed by EMPLOYER during the calendar year. EMPLOYEE shall not be entitled to carry forward from year-to-year any unused vacation. EMPLOYEE shall also be entitled to participate in EMPLOYER’s group health insurance plans and other benefit programs on the same terms and conditions as other new employees of comparable rank within the Company. The terms and conditions of such Plans may be changed from time-to-time by EMPLOYER at its sole discretion and shall be governed by the applicable Plan documents.

6. Non-Disclosure of Confidential Information: EMPLOYEE acknowledges that, in the course of EMPLOYEE’s employment with EMPLOYER, EMPLOYER will disclose to EMPLOYEE certain information of a highly sensitive nature relating to EMPLOYER’s proprietary interests not generally known to the public or in the Business, including but not limited to, any technical or non-technical data, design, work in progress, budgets, business plans, strategies, pricing policies, financial records, supplier lists, client lists, and any information regarding EMPLOYER’s (or any of its affiliates) marketing, sales or dealer network (hereinafter referred to as “Confidential Information”). Therefore, to protect EMPLOYER’s legitimate business interest in protecting its trade secrets and Confidential Information, EMPLOYEE agrees not to disclose to any person, other than an employee of EMPLOYER or a person to whom disclosure is reasonably necessary or appropriate in connection with the performance by EMPLOYEE of his duties under this Agreement, any such Confidential Information during or after the termination of this Agreement without the written consent of EMPLOYER’s Board of Directors or a person authorized by the Board of Directors to provide such written consent. EMPLOYEE further agrees to indemnify and compensate EMPLOYER for any loss, liability, or damages (including attorneys’ fees and expenses at any level of proceedings) incurred by EMPLOYER as a result of EMPLOYEE’s unauthorized disclosure or use of trade secrets or confidential information.

7. Non-competition; Non-solicitation: EMPLOYEE acknowledges that, in the course of his employment with EMPLOYER, EMPLOYEE will obtain knowledge of confidential business information and trade secrets essential to the business and competitive position of EMPLOYER. EMPLOYEE further acknowledges that he will have substantial contact with EMPLOYER’s present and prospective clients, vendors, and dealers and with

EMPLOYER’s employees. To protect EMPLOYER’s legitimate business interest in protecting its confidential information and business relationships, EMPLOYEE agrees that, for a period of six (6) months following the termination of his employment with EMPLOYER for any reason, EMPLOYEE will not:

(a)	accept employment with, or otherwise consult with or participate in the business of, any entity engaged in the Business within Canada and Eastern United States (New York, New Jersey, Atlanta, Georgia, Florida);

(b)	directly or indirectly solicit, call upon, or otherwise do business with, on his own behalf or on behalf of any entity, any clients, vendors, dealers or prospective clients, vendors, or dealers of EMPLOYER whom EMPLOYEE had contact with, or otherwise learned of, during his employment with EMPLOYER; or

(c)	directly or indirectly solicit, recruit, hire, or attempt to hire, on his own behalf or on behalf of any entity, any employee of EMPLOYER whom EMPLOYEE had contact with, or otherwise learned of, during EMPLOYEE’s employment with EMPLOYER.

8. Return of Property: EMPLOYEE acknowledges that during EMPLOYEE’s employment EMPLOYEE will obtain property from EMPLOYER, including but not limited to merchandise sample, computer, cellular and any other related equipments. In the event EMPLOYEE’s employment with EMPLOYER terminates for any reason, EMPLOYEE agrees to immediately return to EMPLOYER any and all property or documents (and copies of documents) of EMPLOYER in EMPLOYEE’s possession.

9. Ideas and Inventions: EMPLOYEE agrees to assign to EMPLOYER all EMPLOYEE’s right, title, and interest in or to any and all ideas, concepts, know-how, techniques, processes, methods, inventions, discoveries, developments, innovations, and improvements (hereinafter referred to as “Inventions”) conceived or made by EMPLOYEE, whether alone or with others, which either (a) involve or are reasonably related to the business of EMPLOYER or (b) incorporate or are based on, in whole or in part, any of EMPLOYER’s Confidential Information. Such Inventions shall be the property of EMPLOYER or its nominees. EMPLOYEE agrees to disclose all Inventions to EMPLOYER promptly and to provide all assistance reasonably requested by EMPLOYER to preserve EMPLOYER’s interest in the Inventions. Such assistance will be provided at EMPLOYER’s expense, but without any additional compensation to EMPLOYEE. EMPLOYEE agrees to execute, acknowledge, and deliver any instruments confirming the complete ownership by EMPLOYER of such Inventions. Such assignments shall include the right to sue for infringement.

10. Copyrights: EMPLOYER acknowledges that any work created by incorporating all or any portion of EMPLOYER’s Confidential Information will be considered a derivative work. EMPLOYEE agrees that any work prepared for EMPLOYER which is eligible for copyright protection in the United States or elsewhere shall be a work made for hire. If any such work is deemed for any reason not to be a work made for hire, EMPLOYEE assigns all right, title, and interest in the copyright in such work, and all extensions and renewals thereof, to EMPLOYER, and agrees to provide all assistance reasonably requested by EMPLOYER in the establishment, preservation, and enforcement of its copyright in such work. Such assistance will be provided at EMPLOYER’s expense, but without any additional compensation to EMPLOYEE. EMPLOYEE agrees to waive all moral rights relating to the work developed or produced, including without limitation any and all rights of identification of authorship and any and all rights of approval, restriction or limitation on use or subsequent modifications.

11. Remedies: EMPLOYER and EMPLOYEE both acknowledge and agree that if EMPLOYEE breaches any of the provisions in Sections 6, 7, 8, 9, or 10 of this Agreement the harm caused to EMPLOYER, though great and irreparable, would be difficult to ascertain. Therefore, EMPLOYER, in addition to and without limiting any other remedy or right it may have at law or in equity or otherwise, shall have the right to an injunction or other equitable relief in any court of competent jurisdiction enjoining any such breach, and EMPLOYEE hereby waives any and all defenses EMPLOYEE may have on the ground of inappropriateness of any such equitable relief.

12. Termination of the Agreement: EMPLOYEE may terminate this Agreement for any reason and without cause by providing EMPLOYER with written notice of the termination at least 90 days prior to the date of termination. EMPLOYER may terminate this Agreement (a) for any reason and without cause by providing EMPLOYEE with written notice of the termination at least 90 days prior to the date of termination or (b) immediately and without prior written notice in the event that (i) EMPLOYER determines that EMPLOYEE has failed to perform his duties under this Agreement; (ii) EMPLOYER determines that EMPLOYEE has failed to perform diligently and satisfactorily the usual and customary duties attendant to the services he is providing EMPLOYER under this Agreement; (iii) EMPLOYEE violates any of EMPLOYER’s policies and procedures; (iv) EMPLOYEE breaches any provision in this Agreement; (v) EMPLOYEE is insubordinate to EMPLOYER or fails to follow EMPLOYER’s instructions; or (vi) EMPLOYEE suffers a disability that renders him unable to perform the essential functions of the position of Group Vice President, Supply Chain Operations with or without reasonable accommodation. In the event that EMPLOYEE’s employment is terminated for any reason, EMPLOYEE shall receive only such compensation as EMPLOYEE has accrued through the date of termination, including any benefits for which EMPLOYEE may be eligible pursuant to EMPLOYER’s policies.

13. Notice: Any notice required or permitted to be given under this Agreement shall be in writing and personally delivered or sent by Federal Express or another nationally recognized overnight delivery service, postage pre-paid and addressed as follows:

To EMPLOYER:

MAYORS JEWELERS OF FLORIDA, INC

14051 Northwest 14th Street, Suite 200

Sunrise, Florida,

33323 United States of America

Attention: Senior Vice President and Chief Operating Officer

Copy to: Henry Birks & Sons Inc.

1240 Phillips Square

Montreal, Quebec H3B 3H4 Canada

Attention: President and Chief Executive Officer

Copy to: Vice President Human Resources and Vice President General Counsel

To EMPLOYEE:

John C. ORRICO

240 Turrill Brook Drive

Southbury, CT. 06488

14. Assignment; Binding Effect: EMPLOYEE agrees that this Agreement shall inure to the benefit of and be binding upon EMPLOYER’s successors. EMPLOYER further agrees that EMPLOYER may assign the Agreement at any time. However, due to the personal nature of EMPLOYEE’s services to EMPLOYER, EMPLOYEE may not delegate his duties or assign his rights under this Agreement without EMPLOYER’s prior written consent.

15. Severability: If any provision of this Agreement is held to be invalid, illegal, or unenforceable, in whole or in part, such invalidity shall not affect any otherwise valid provision, and all other valid provisions shall remain in full force and effect.

16. Titles: The titles and headings preceding the text of the sections of this Agreement have been inserted solely for convenience of reference and do not constitute a part of this Agreement or affect its meaning, interpretation, or effect.

17. Waiver: The failure of either party to insist in any one or more instances upon performance of any terms or conditions of this Agreement shall not be construed as a waiver of future performance of any such term, covenant, or condition, and the obligations of either party with respect to such term, covenant, or condition shall continue in full force and effect.

18. Complete Agreement/Right to Enter Into Agreement: EMPLOYEE agrees and understands that this Agreement supersedes any and all prior Agreements, negotiations, or understandings between EMPLOYER and EMPLOYEE, and that this Agreement is the complete and exclusive Agreement between EMPLOYER and EMPLOYEE. EMPLOYEE warrants and represents that EMPLOYEE has read this Agreement and understands its terms, that EMPLOYEE has the legal right to enter into this Agreement, and that EMPLOYEE enters into this Agreement willingly and without duress. EMPLOYEE further warrants and represents that EMPLOYEE is not bound by any other agreement, contract, or duty that would prevent or impede EMPLOYEE from devoting EMPLOYEE’s best efforts to EMPLOYER. This Agreement cannot be amended, modified, or supplemented in any respect except by a subsequent written agreement entered into by both parties.

19. Attorneys’ Fees: In the event that EMPLOYER seeks to enforce any provision in this Agreement in any proceeding, EMPLOYER shall be entitled to recover from EMPLOYEE its attorneys’ fees (including fees incurred in consulting counsel prior to the institution of such proceedings) and costs.

20. Governing Law; Forum: This Agreement shall be governed and interpreted by Florida law. EMPLOYEE consents to the jurisdiction of any court, state or federal, within Broward County, Florida, and agrees that all litigation regarding this Agreement shall be brought in Broward County, Florida, only. EMPLOYEE agrees to waive his privilege of venue and any right he may have in selection of venue in suits brought by EMPLOYER or EMPLOYEE in connection with this Agreement.

The terms of this Agreement are agreed to by:

EMPLOYER:
/s/ Thomas A. Andruskevich	9-23-03

Mayors Jewelers, Inc.	Date
By Thomas A. Andruskevich,
Chairman, President & CEO

EMPLOYEE:
/s/ John C. Orrico	9-29-03

John C. Orrico	Date